314.444.7600 (direct) 314.241.6056 (fax) www.lewisrice.com	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101

October 11, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.

Registration Statement on Form S-1

Filed September 20, 2019

File No. 333-233867

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) amendment no. 2 (“amendment no. 2”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of the Company’s Class A common stock.

The Registration Statement has been revised since the filing of amendment no. 1 to the Registration Statement on October 7, 2019 (“amendment no. 1”) to reflect certain updated information. In addition, the Company has filed certain exhibits with amendment no. 2.

Courtesy copies of this letter and amendment no. 2, marked to show the changes to amendment no. 1, are being sent to the Staff via overnight delivery.

*        *        *

If you have any questions or comments with respect to the foregoing or to the Registration Statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook
Tom W. Zook

cc:	Diedre J. Gray

Darcy Horn Davenport